Exhibit 99.1

Scorpio Bulkers Inc. Announces the Upsizing and Pricing of the Initial Public Offering of its Common Shares

Monaco—December 11, 2013—Scorpio Bulkers Inc. (the “Company” or “Scorpio Bulkers”) announced today the upsizing and pricing of its initial public offering of common shares.  The size of the offering has been increased from the initially announced 15,500,000 common shares to 31,300,000 common shares for gross proceeds of $305,175,000.  The Company has granted the underwriters a 30-day option to purchase up to 4,695,000 additional common shares.  The Company plans to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

The Company’s common shares are expected to commence trading on December 12, 2013 on the New York Stock Exchange under the symbol “SALT.”  The offering is expected to close on December 17, 2013, subject to customary conditions.

Concurrently with the closing of the initial public offering, the Company plans to offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by affiliates of the Company, for common shares that have been registered under the Securities Act of 1933, as amended, which the Company refers to as the Exchange Offer. The Company has filed a registration statement on Form F-4 (File No. 333-192247) to register the common shares to be offered by the Company in the Exchange Offer.  The Company expects such registration statement to become effective prior to December 17, 2013, the expected closing date of the initial public offering.

Deutsche Bank Securities, Credit Suisse and RS Platou Markets AS are acting as joint book-running managers for the initial public offering and Evercore, Global Hunter Securities, Stifel and Credit Agricole CIB are acting as co-managers for the initial public offering.  RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by RS Platou Markets AS is within the United States, RS Platou Markets AS will offer to and place common shares with investors through RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act of 1934, as amended.

The initial public offering is being made by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from Deutsche Bank Securities, Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; and Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email:  newyork.prospectus@credit-suisse.com.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (“SEC”).  The registration statement is available on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Scorpio Bulkers

Scorpio Bulkers is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers has contracted and agreed to purchase 28 Ultramax, 21 Kamsarmax and three Capesize newbuilding dry bulk vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, China and Romania. Additional information about the Company is available at the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact Information

Scorpio Bulkers Inc.
646-432-1675
www.scorpiobulkers.com